                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                          Elite Information Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     28659M
             -------------------------------------------------------
                                 (CUSIP Number)

                                   Chris Tyler
                          Elite Information Group, Inc.
                                 Town Hall House
                            Level 21, 456 Kent Street
                     Sydney, New South Wales, Australia 2000
                                011-612-9278-0702
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 14, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No.  111433108                    13D                   Page 2 of 12 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
    1       Name of Reporting Person; IRS Identification Number

                    Solution 6 Holdings Limited ("Solution 6")
                    Tax I.D. Number: Not Applicable
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group     (a) [ ]

                (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)

                    Other (00)
--------------------------------------------------------------------------------
    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                    [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization

                    New South Wales, Australia
--------------------------------------------------------------------------------
         Number of               7     Sole Voting Power
           Shares                      147,200
        Beneficially         ---------------------------------------------------
          Owned by               8     Shared Voting Power
            Each                       2,001,588 shares which may be deemed to
         Reporting                     be owned by Solution 6 pursuant to the
           Person                      Stockholders Agreement described in Item
            With                       4 to this Schedule.
                             ---------------------------------------------------
                                 9     Sole Dispositive Power
                                       147,200
                             ---------------------------------------------------
                                10     Shared Dispositive Power
                                       2,001,588 shares which may be deemed to
                                       be owned by Solution 6 pursuant to the
                                       Stockholders Agreement described in Item
                                       4 to this Schedule.
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,148,788
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)

                    25.6%
--------------------------------------------------------------------------------
    14      Type of Reporting Person
                    Corporation (CO)
--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP No.  111433108                    13D                   Page 3 of 12 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
    1       Name of Reporting Person; IRS Identification Number

                    EIG Acquisition Corp.;
                    Tax I.D. Number: 75-2850905
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group     (a) [     ]

                (b) [ ]
--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Source of Funds (See Instructions)

                    Other (00)
--------------------------------------------------------------------------------
    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                    [ ]
--------------------------------------------------------------------------------
    6       Citizenship or Place of Organization

                    Delaware
--------------------------------------------------------------------------------
         Number of               7     Sole Voting Power
           Shares                               None
        Beneficially         ---------------------------------------------------
          Owned by               8     Shared Voting Power
            Each                       2,001,588 shares which may be deemed to
         Reporting                     be owned by EIG pursuant to the
           Person                      Stockholders Agreement described in Item
            With                       4 to this Schedule.
                             ---------------------------------------------------
                                 9     Sole Dispositive Power
                                       None
                             ---------------------------------------------------
                                10     Shared Dispositive Power
                                       2,001,588 shares which may be deemed to
                                       be owned by EIG pursuant to the
                                       Stockholders Agreement described in Item
                                       4 to this Schedule.
--------------------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person

                    2,001,588
--------------------------------------------------------------------------------
    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                    [ ]
--------------------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)

                    23.8%
--------------------------------------------------------------------------------
    14      Type of Reporting Person
                    Corporation (CO)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Statement and incorporated by reference.

ITEM 1.  SECURITY AND ISSUER

         This report on Schedule 13D relates to the common stock, $.01 par value ("Elite Common Stock"), of Elite Information Group, Inc. ("Elite"), covered by that certain Stockholders Agreement, dated as of December 14, 1999 (the "Stockholder Agreement"), entered into between Solution 6 Holdings Limited ("Solution 6"), EIG Acquisition Corp. ("EIG") and certain stockholders of Elite. The Stockholders Agreement was entered into in connection with, and as an inducement to Solution 6 and EIG to enter into, an Agreement and Plan of Merger, dated as of December 14, 1999 (the "Merger Agreement"), with Elite. The Merger Agreement provides for, among other things, the merger of EIG with and into Elite, as described in Item 4 below.

         The address of the principal executive offices of Elite are:

                           Elite Information Group, Inc.
                           5100 West Goldleaf Circle, Suite 100
                           Los Angeles, California  90056

ITEM 2.  IDENTITY AND BACKGROUND

         This report on Schedule 13D is being filed jointly by Solution 6 and EIG. Solution 6 is a corporation organized under the laws of New South Wales, Australia. The principal business of Solution 6 is providing business systems to professional service firms. EIG is a Delaware corporation, has no business, is an indirect wholly-owned subsidiary of Solution 6 and was formed for the sole purpose of acquiring the Elite Common Stock. The principal business office address of Solution 6 and EIG is Town Hall House, Level 21, 456 Kent Street, Sydney, New South Wales, Australia 2000.

         The following information concerning the directors and executive officers of Solution 6 and EIG is set forth on Exhibit 99.C:

         (a)      Name;
         (b)      Residence or business address;
         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
         (d)      Citizenship.

         Telstra Corporation Limited, a controlling shareholder of Solution 6 ("Telstra"), is a corporation organized under the laws of Australia.
The principal business of Telstra is the provision of telecommunication services throughout Australia. Telstra's principal business address is 242 Exhibition Street, Melbourne, Victoria, Australia, 3000.

         During the last five years, to the best knowledge of the persons filing this Schedule 13D, neither of Solution 6, EIG or Telstra nor any of their respective executive officers and directors have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the persons filing this Schedule 13D, neither of the Solution 6, EIG nor Telstra nor any of their respective executive officers and directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No separate consideration was paid by Solution 6 or EIG in connection with the Stockholders Agreement.

         However, the shares of Elite Common Stock subject to the Stockholders Agreement are covered by the Merger Agreement. If EIG acquires all of the Elite Common Stock covered by this Schedule 13D and all of the other issued and outstanding Elite Common Stock pursuant to the Merger Agreement (collectively, the "Shares"), EIG will pay an aggregate of approximately $92.5 million. The funds EIG will use if the transactions contemplated by the Merger Agreement are consummated will be provided by a bridge loan from Warburg Dillon Read, Australia Limited ("WDRAL"), proceeds from the exercise of an option held by Telstra Corp. are working capital.

         WDRAL has committed to provide Solution 6 with a maximum of US$60 million as an acquisition bridge facility (the "Facility") pursuant to an amended term sheet dated December 17, 1999. If drawn upon, the maturity date for the Facility will be the earlier of July 31, 2000 or 14 days after the consummation of the Merger. Solution 6 plans to repay the Facility from the proceeds from the first US$20 million received pursuant to the Private Placement (as discussed below), up to US$30 million pursuant to a dividend, return of capital or loan from Elite immediately upon consummation of the Merger and from working capital. WDRAL's commitment to provide the Facility will expire if the Minimum Condition, as defined in the Merger Agreement, has not been reached by May 2, 2000 and Solution 6 has not terminated the Offer and accepted Shares for payment by that date. Additionally, WDRAL may terminate the commitment if Solution 6 and WDRAL have not entered into definitive documentation and executed the Facility by February 15, 2000, and Purchaser may terminate the Facility at any time, with or without cause.

         The base interest rate (the "Base Rate") on the Facility shall be the average rate as displayed on Reuters screen LIBO for the relevant Interest Period (as defined below) set to London business days prior to drawing. In addition to the Base Rate, amounts drawn under the Facility will be subject to an additional 2.0% interest from the date of the draw until 45 days thereafter, and an additional 4.0% from 45 days after the date of the draw until July 31, 2000. Furthermore, interest shall be payable on any undrawn amounts under the Facility at 1.0% from March 31, 2000 until July 31, 2000, calculated on a daily basis and payable quarterly in arrears. Interest Periods shall be 30, 60 or 90 days, or as otherwise agreed. Interest is payable on the Facility at the end of the Interest Period.

         The Facility is secured by a first priority lien, unless a first priority lien is already in place in which case the Facility shall be secured by a second priority lien with second priority liens capped at A$10 million, on most of Solution 6's assets, proceeds from the issuances of Solution 6's securities, proceeds from any sale of the Shares or Elite's assets once the acquisition of Elite has been completed.

         Solution 6 is obligated to pay certain fees in connection with the Facility. Upon execution of the commitment letter and the announcement of the Merger, an aggregate amount of US$523,000 as a commitment fee for the Facility was payable by Solution 6. A restructure fee in the amount of $78,000 was also payable by Solution 6 in connection with an amendment to the facility on December 17, 1999. When Solution 6 draws upon the Facility, an amount equal to 1.0% of the amount drawn will be payable to WDRAL as an additional fee. However, WDRAL will rebate an amount equal to 0.5% of the amounts drawn if the Facility is repaid within 45 days of such draw down.

         As required as a condition to the Facility, Solution 6 undertook a private placement of A$120 million of its ordinary shares at a price of A$9.75 per share (the "Private Placement"). Subscriptions for A$120 million were received on December 17, 1999 with settlement to occur on December 22, 1999. The joint lead managers of the Private Placement have assumed the underwriting risk from December 17, 1999 through the settlement date.

         Mandatory prepayment or reduction of outstanding commitments under the Facility will occur from funds received by Solution 6 from any of the following sources:

              (1) the first US$20 million received pursuant to the Private Placement;

              (2) the placement of any other of Solution 6's securities (excluding the A$50 million issuance of shares to Telstra and any other share issuances to vendors used to fund acquisitions approved by WDRAL);

              (3) the sale of any of Solution 6's assets;

              (4) any return of capital or loan from Elite; and

              (5) the sale of any Shares of Elite.

         Additionally, if the transaction involving a specific potential acquisition candidate is not announced by January 31, 2000 and is not pursuant to the conditions required by WDRAL in the Facility, or if the offer to purchase that acquisition candidate is withdrawn, a further mandatory prepayment or reduction of US$13 million will be required at that time. Mandatory prepayments and reduced commitments cannot be redrawn and will be converted to US dollars at the exchange rate prevailing at the time of the prepayment or commitment reduction and as advised in good faith by WDRAL to Parent.

         There are several conditions precedent that Solution 6 must satisfy prior to making any draws upon the Facility. All loan and security documentation must be completed to WDRAL's satisfaction, the fees described above must have been paid and Solution 6 must have received at least A$50 million in connection with the issuance of shares to Telstra pursuant to the exercise of an option. The Telstra option has been exercised and the A$50 has been received by Solution
6. Additionally, at least 50.1% of Elite's Shares must have been tendered to Solution 6 at a cost to Solution 6 of US$62.6 million for the Shares.

         With respect to the Facility, Solution 6 has agreed to the following:

              (1) Solution 6 shall not enter into an amendment or waive any conditions to the Offer or the Merger Agreement without the consent of WDRAL;

              (2) Solution 6 shall not enter into a material amendment or waive any material conditions to the specific acquisition candidate's transaction without the consent of WDRAL;

              (3) Upon acquiring at least 50.1% of the Shares, Solution 6 shall take control of Elite's board of directors, use its best efforts to acquire 100% of the Shares as soon as practicable and in any event by July 16, 2000;

              (4) Immediately upon the consummation of the Merger, Solution 6 shall cause Elite to make a payment of at least US$30 million to Solution 6 by way of a dividend, return of capital or loan and cause Elite to provide a guarantee and provide a lien over its assets in favor of WDRAL;

              (5) Upon the reasonable request from WDRAL, Solution 6 shall enter into currency hedging arrangements acceptable to WDRAL with respect to the acquisition of Elite;

              (6) Solution 6 has agreed to restrictions on any capital reductions (except in respect of an agreed level of ordinary dividends);

              (7) Solution 6 has agreed to restrictions on disposal of assets or undertakings other than disposals in the ordinary course of business (except as reasonably agreed to by WDRAL) and disposals for good value applied in prepayment of the Facility;

              (8) Solution 6 has agreed to restrictions on further acquisitions in excess of A$5 million in the aggregate (except as reasonably agreed to by WDRAL);

              (9) Solution 6 has agreed to restrictions on incurring further financial indebtedness or providing financial accommodation or guarantees (except as reasonably agreed with WDRAL);

              (10) Solution 6 has agreed that it will have no dealings with any party except on arms length terms in the ordinary course of business; and

              (11) Solution 6 has agreed to restrictions on the creations of security interests.


ITEM 4.  PURPOSE OF TRANSACTION

         Elite and EIG entered into the Merger Agreement and the related Stockholders Agreement with the intent of acquiring control of, and the entire equity interest in, Elite.

         The Merger Agreement provides that as soon as practicable following the consummation of the offer to purchase (the "Offer") all of the issued and outstanding shares of Elite (the "Shares") and the satisfaction or waiver of certain conditions, EIG will be merged with and into Elite (the "Merger"), with Elite surviving the Merger as an indirect wholly-owned subsidiary of Solution 6. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than the Elite Common Stock held by stockholders who perfect their appraisal rights under Delaware law, Shares owned by the Company as treasury stock and Shares owned by Solution 6) will be converted into the right to receive $11.00 in cash (the "Merger Consideration"), without interest thereon. The Merger is subject to a number of conditions including the adoption of the Merger Agreement by the stockholders of the Company, if required by applicable law. In the event Solution 6 acquires 90% or more of the outstanding Shares, Solution 6 would be able to effect the Merger pursuant to the short-form merger provisions of the Delaware General Corporation Law without prior notice to or any action by, any other stockholder of Elite. In such event, Solution 6 could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

         The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by EIG for, any Shares pursuant to the Offer, EIG shall be entitled to designate the number of directors on Elite's Board as will give EIG, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by EIG plus the number of Shares otherwise owned by EIG or any other subsidiary of Solution 6 bears to (ii) the number of such Shares outstanding, and Elite shall, at such time, cause EIG's designees to be so elected; provided, however, that in the event that EIG designees are appointed or elected to the Board, until the Effective Time the Board of Elite shall have at least two directors who are directors on the date of the Merger Agreement (the "Independent Directors"); and provided further that, in such event, if the number of the Independent Directors shall be reduced to two for any reason whatsoever, the remaining Independent Director shall be entitled to designate a person to fill such vacancy who shall be deemed to be an Independent Director for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors promptly shall designate two persons to fill such vacancies who shall not be officers, employees, stockholders or affiliates of Solution 6 or EIG, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, Elite has agreed to take all action reasonably requested by Solution 6 necessary to effect any such election. EIG's designees shall be divided between the classes of directors as necessary to comply with the requirements of Elite's bylaws. In connection with the foregoing, Elite shall, at the option of Solution 6, either increase the size of the Board or obtain the resignation of such number of its current directors as is necessary to enable Solution 6's designees to be elected or appointed to the Board as provided above.

         The Shares are currently registered under the Exchange Act. Solution 6 intends to seek to cause Elite to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements of such termination are met.

         Simultaneously with entering into the Merger Agreement Solution 6 and E IG entered into the Stockholders Agreement with PAR Investment Partners, L.P., David A. Finley, Roger Noall, Christopher K. Poole, Alan Rick and William Seymour (the "Stockholders") who have agreed, among other things, to sell to EIG all the Shares that he or it beneficially owns at a price per Share equal to the Merger Consideration. The stockholders have also agreed to tender such Shares in the Offer at a price per Share equal to the Merger Consideration if directed to do so by Solution 6. The Stockholders collectively own approximately 22.0% of all outstanding Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The contents of the cover pages of this Schedule 13D for Solution 6 and EIG are incorporated by reference into this Item 5. Additionally, since October 14, 1999 Solution 6 purchased the shares of Elite Common Stock set forth below through BNP Equities (Australia) Limited in broker's transactions.
These shares are held in the name of Linwar Nominees.

      DATE OF TRANSACTION                NUMBER OF SHARES                 PRICE PER SHARE
      -------------------                ----------------                 ---------------
       November 11, 1999                      16,400                         $7.36737

       November 8, 1999                       22,000                         $  7.375

       November 5, 1999                        1,000                         $  7.375

       November 4, 1999                        4,100                         $  7.375

       November 3, 1999                        1,000                         $  7.375

       November 2, 1999                        2,300                         $  7.375

       October 25, 1999                        2,000                         $   5.75

       October 22, 1999                        5,300                         $   5.75

       October 20, 1999                        1,000                         $   5.75

       October 20, 1999                       20,000                         $   5.75

       October 15, 1999                        1,700                         $ 5.5743

         No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Elite Common Stock beneficially owned by Solution 6 and EIG.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth in Item 2, 4 and 5 is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    TITLE OF EXHIBIT

99.A Agreement and Plan of Merger by and among Solution 6, EIG and Elite dated as of December 14, 1999.(1)

99.B           Joint Filing Agreement.(2)

99.C Information regarding the executive officers and directors of Solution 6 and EIG.(2)

99.D Stockholders Agreement, dated as of December 14, 1999, by and among Solution 6, EIG, Chris Poole, Par Investment Partners, L.P., Barry Emerson, Alan Rich, Bill Seymour, David Finley and Roger Noall.(1)

E(1) Commitment letter dated December 14, 1999 between Warburg Dillion Read Australia Limited ("WDRAL") and Solution 6.(1)

E(2)           Commitment Letter dated December 17, 1999 between WDRAL and
               Solution 6.(1)

E(3)           Committed Acquisition Bridge Facility Terms Sheet.(1)



----------
(1)  Previously filed as an exhibit to Elite Information Group, Inc.'s
     Schedule 14D-1 filed on December 21, 1999.
(2)  Filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: December 22, 1999.        SOLUTION 6 HOLDINGS LIMITED

                                     Signature /s/ THOMAS A. MONTGOMERY
                                               ---------------------------------
                                     Name:     Thomas A. Montgomery
                                     Title:    Chief Financial Officer

         Date: December 22, 1999.        EIG ACQUISITION CORP.

                                     Signature /s/ THOMAS A. MONTGOMERY
                                               ---------------------------------
                                     Name:     Thomas A. Montgomery
                                     Title:    Vice President, Secretary and
                                               Treasurer

                               INDEX TO EXHIBITS


EXHIBIT NO.    TITLE OF EXHIBIT
-----------    ----------------
99.A           Agreement and Plan of Merger by and among Solution 6, EIG and
               Elite dated as of December 14, 1999.(1)

99.B           Joint Filing Agreement.(2)

99.C Information regarding the executive officers and directors of Solution 6 and EIG.(2)

99.D Stockholders Agreement, dated as of December 14, 1999, by and among Solution 6, EIG, Chris Poole, Par Investment Partners,
               L.P., Barry Emerson, Alan Rich, Bill Seymour, David-Finley and
               Roger Noall.(1)

E(1)           Commitment Letter dated December 14, 1999 between Warburg Dillion
               Read Australia Limited ("WDRAL") and Solution 6.(1)

E(2)           Commitment Letter dated December 17, 1999 between WDRAL and
               Solution 6.(1)

E(3)           Committed Acquisition Bridge Facility Terms Sheet.(1)



----------
(1)  Previously filed as an exhibit to Elite Information Group, Inc.'s
     Schedule 14D-1 filed on December 21, 1999.
(2)  Filed herewith.
